FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1   FRN Variable Rate Fix announcement dated 20 September, 2004
    2   FRN Variable Rate Fix announcement dated 21 September, 2004
    3   FRN Variable Rate Fix announcement dated 21 September, 2004
    4   FRN Variable Rate Fix announcement dated 24 September, 2004
    5   FRN Variable Rate Fix announcement dated 24 September, 2004
    6   Director Shareholding announcement dated 24 September, 2004
    7   FRN Variable Rate Fix announcement dated 24 September, 2004

Document No. 1

RE: NORTHERN ROCK PLC
    GBP 7,760,000.00
    MATURING: 17-Dec-2004
    ISSUE DATE: 17-Dec-1999
    ISIN: XS0105695919

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Sep-2004 TO 17-Dec-2004 HAS BEEN FIXED AT 4.980000 PCT.

DAY BASIS 91/366

INTEREST PAYABLE VALUE 17-Dec-2004 WILL AMOUNT TO
GBP 123.82 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508/3881.

Document No. 2

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 6,000,000.00
    MATURING: 19-Sep-2008
    ISSUE DATE: 24-Mar-2003
    ISIN: XS0165745893

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Sep-2004 TO 20-Dec-2004 HAS BEEN FIXED AT 5.080000 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 20-Dec-2004 WILL AMOUNT TO:
GBP 126.65 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 7,200,000.00
    MATURING: 18-Jun-2009
    ISSUE DATE: 18-Jun-2002
    ISIN: XS0149901190

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Sep-2004 TO 20-Dec-2004 HAS BEEN FIXED AT 5.100000 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 20-Dec-2004 WILL AMOUNT TO
GBP 1,271.51 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508/3881.

Document No. 4

RE: NORTHERN ROCK PLC
    USD 5,882,000.00
    MATURING: 26-Sep-2008
    ISSUE DATE: 23-Mar-2004
    ISIN: XS0188963036

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Sep-2004 TO 29-Dec-2004 HAS BEEN FIXED AT 1.965000 PCT.

DAY BASIS 93/360

INTEREST PAYABLE VALUE 29-Dec-2004 WILL AMOUNT TO
USD 5.08 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508/3881.

Document No. 5

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 3,230,000.00
    MATURING: 23-Jun-2008
    ISSUE DATE: 20-Jun-2003
    ISIN: XS0171140345

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Sep-2004 TO 23-Dec-2004 HAS BEEN FIXED AT 5.070000 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 23-Dec-2004 WILL AMOUNT TO:
GBP 1264 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 6

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern  Rock plc (the  Company)  announces  that on 24  September  2004  Carey
Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,457,594 Shares representing 1.30% of the Company's issued share capital.

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 23-SEP-2005
    ISSUE DATE:01-MAY-2003
    ISIN: XS0167839942

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-SEP-2004 TO 23-DEC-2004 HAS BEEN FIXED AT 5.000000 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 23-DEC-2004 WILL AMOUNT TO:
GBP 124.66 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881





                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  27 September, 2004       By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary